InBev

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 2 March 2005

Dear Madam,

Subject: ~~Interbrew S.A.~~ (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.58.70, fax: +32.16.50.5870, e-mail: benoit.loore@interbrew.com.

Very truly yours,

Benoît Loore
Legal Director
Company & Securities Law

Enclosure: press release

Published in L'Echo
2 March '05

InBev

InBev SA/NV
Société anonyme de droit belge
faisant ou ayant fait publiquement appel à l'épargne
Grand'Place 1, 1000 Bruxelles, Belgique
Registre des personnes morales n° 0.417.497.106

InBev communique :

- avoir publié un communiqué de presse concernant ses résultats financiers de 2004 et que ce communiqué de presse ainsi que la présentation aux investisseurs sont disponibles gratuitement sur le site internet d'InBev : www.inbev.com
- que le rapport annuel 2004 pourra être téléchargé gratuitement sur son site internet à partir du 30 mars 2005
- que le rapport annuel 2004 sera disponible gratuitement en version imprimée à partir du 11 avril 2005, aux adresses suivantes :
  - InBev SA, Grand' Place 1, 1000 Bruxelles
  - InBev SA, Brouwerijplein, 1, 3000 Leuven
  - Interbrew Belgium SA, rue des Anciennes Houblonnières 2, 4020 Jupille
- qu'une copie des comptes statutaires 2004 d'InBev SA ainsi que du texte du rapport annuel 2004 (document Word) sera également disponible gratuitement à l'adresse suivante : InBev SA, Brouwerijplein 1, 3000 Leuven, à partir du 30 mars 2005.

A propos d'InBev
InBev est une entreprise cotée en bourse (Euronext : INB) basée à Leuven, Belgique. Ses origines remontent à 1366. De nos jours, elle est le plus grand brasseur du monde par volume. La stratégie de InBev consiste à renforcer ses plates-formes locales par l'établissement de positions solides sur les principaux marchés brassicoles du monde. La croissance interne, une efficacité hors pair, des acquisitions stratégiques et la priorité donnée à ses consommateurs en sont les instruments. Forte d'un portefeuille de plus de 200 marques dont Stella Artois®, Brahma®, Beck's®, Leffe®, Hoegaarden®, Staropramen® et Bass®, InBev emploie quelque 77.000 collaborateurs et déploie ses activités dans plus de 30 pays sur le continent américain, en Europe et dans la zone Asie Pacifique. En 2004, InBev a réalisé un chiffre d'affaires net de 8,57 milliards d'euros (y compris AmBev pour 4 mois). Pour de plus amples informations, consultez notre site Internet www.InBev.com.

Published in De Tijd
2 March 2005

InBev

InBev NV/SA
Naamloze vennootschap opgericht naar Belgisch recht
die een publiek beroep op het spaarwezen doet of heeft gedaan
Grote Markt 1, 1000 Brussel
Register van rechtspersonen nr. 0.417.497.106

InBev kondigt aan dat:

- Zij een persbericht over de jaarresultaten 2004 heeft uitgestuurd en dat het persbericht evenals de investeerder-presentatie gratis beschikbaar zijn op de website van InBev : www.inbev.com
- Het jaarverslag 2004 gratis beschikbaar zal zijn op de website vanaf 30 maart 2005
- Het jaarverslag 2004 gratis beschikbaar zal zijn in de vorm van een brochure vanaf 11 april 2005 bij:
  - InBev NV, Grote Markt 1, 1000 Brussel
  - InBev NV, Brouwerijplein 1, 3000 Leuven
  - Interbrew Belgium NV, rue des Anciennes Houblonnières 2, 4020 Jupille
- Een *copie* van de *statutaire* jaarrekeningen 2004 van InBev NV, evenals van de tekst van het jaarverslag 2004 (word document) gratis beschikbaar zullen zijn bij InBev NV, Brouwerijplein 1, 3000 Leuven, vanaf 30 maart 2005.

Over InBev
InBev is een beursgenoteerd bedrijf (Euronext: INB) met hoofdzetel in Leuven, België. Het bedrijf, waarvan de oorsprong teruggaat tot 1366, is vandaag de grootste brouwer ter wereld in volume. De strategie van InBev bestaat erin haar lokale platformen te versterken door belangrijke posities uit te bouwen in de belangrijkste biermarkten ter wereld. Dit wordt gerealiseerd door interne groei, maximale efficiëntie, gerichte *overnames en door de consument op de eerste plaats te zetten. InBev heeft een portfolio van meer dan 200 merken, waaronder Stella Artois®*, Brahma®, Beck's®, Leffe®, Hoegaarden®, Staropramen® en Bass®. InBev stelt ongeveer 77.000 mensen te werk en heeft activiteiten in meer dan 30 landen in Amerika, Europa en Azië. In 2004 realiseerde InBev een netto-omzet van €8,57 miljard (inclusief AmBev voor 4 maand). Bezoek voor meer informatie onze website www.InBev.com.

InBev

PRESS RELEASE

Brussels, March 2, 2005

InBev announces 2004 organic EBITDA growth of +8.9%

Highlights

- Organic volume growth +3.3%, double the growth rate of the world beer market
- Organic net turnover +4.3%, and organic EBIT +11.5%
- Global flagship brands, Stella Artois® and Beck's®, grew collectively by almost +5%, worldwide
- Total global volume growth (including four months of AmBev) up +57%
- Proposed dividend: 0.39 euro per share, up by +8.3% over 2003, despite a +33.3% increase of outstanding shares at year-end 2004

John Brock, InBev's CEO, commented, "The overall results for 2004 indicate that our new company is firmly on track to deliver sustainable organic volume and profit growth, as well as EBITDA margin expansion, in 2005 and beyond. They reflect InBev's solid performance and its confidence in the future. I am pleased to already see the fruits of the combination of Interbrew and AmBev, and I look forward to the further success of our global flagship brands, Stella Artois, Brahma and Beck's."

Million euro	**Audited consolidated key figures**		**Overall variance % △**	**Organic growth % △**
	2004	**2003**		
Net turnover	8,568	7,044	+21.6	+4.3
EBITDA (normalized)(1)	2,112	1,498	+41.0	+8.9
EBIT(normalized)(1)	1,251	839	+49.2	+11.5
EBITDA margin	24.6%	21.3%	+330 bp	+90 bp
Net profit (normalized)(1)	621	505	+23.0	
Cash flow from operating activities	1,384	1,151	+20.2	
Euro				
EPS (normalized) (1)	1.69	1.45	+16.6	
EPS	1.95	1.45	+34.5	
Proposed dividend	0.39	0.36	+8.3	

(1) "Normalized" means results before one-off items which are listed on page 2. The impact of one-offs on 2004 EBITDA, EBIT and net profit was, respectively, +213 million euro, +59 million euro and +98 million euro.

InBev

Operating Review

Changes in the scope of consolidation:

1) In

- Central and South America: AmBev (included as of September 2004)
- China: Lion Group (included as of January 2004), Ningbo (included 12 months in 2004, 8 months in 2003), Zhejiang Shiliang (included as of July 2004)
- Serbia: Apatin (included 12 months in 2004, 3 months in 2003)
- Germany: Spaten-Franziskaner and Dinkelacker-Schwaben (included as of October 2004)

2) Out

- Carlsberg U.S.A.
- Carlsberg Canada
- Guinness Canada
- FEMSA 4-month management fee
- Heineken U.K.

Significant One-off Items

EBIT for 2004 has been significantly impacted by a number of one-off financial events:

• Business disposal	• +473 million euro
• Restructuring charges (cash)	• -158 million euro
• Restructuring charges (impairment)	• -73 million euro
• Other impairment charges	• -81 million euro
• Other charges, mainly Alfa-Eco buy-out	• -102 million euro
• Total	• +59 million euro

Performance by Zone

Western Europe
2004 was a challenging year in Western Europe, with a number of markets suffering volume decline. Per country, InBev had a mixed market share performance, slightly losing share in the U.K. and Germany, while maintaining or gaining share in the other markets.

The strategy in the U.K. to focus on premium positioning and pricing, rather than volume growth, led to a -2.6% decline in Stella Artois® volumes. Although Tennent's® Lager volumes declined by -1.6%, this was against a decline of the Scottish market of -2.1%,



leading to market share growth. On the other hand, Castlemaine XXXX®'s volume was up almost +11%.

In Germany, Beck's® volume rose +11.2%, while Hasseröder® slowed its decline to -7.0% after price correction. The focus of the German team has been on integrating operations as quickly and as efficiently as possible.

In Belgium, the good share performance of Jupiler® continued. In the other Western European countries where InBev operates, its performance was largely in line with the overall domestic market developments.

Despite a difficult trading environment, our business in this region achieved an organic EBITDA margin growth of +10 basis points.

Central and Eastern Europe
Good organic volume growth of +12.1%, mainly realized in Eastern Europe, resulted in modestly lower organic growth of EBITDA (+11.7%) and EBIT (+8.7%). This was due to difficulties in a number of Central European markets, such as the impact of cheap imported German cans in Hungary, and the overall beer-market decline in Croatia.

Organic volume growth was +2.5% for Central Europe and +18.3% for Eastern Europe. The success of Beck's® and Stella Artois® contributed a combined volume increase of 200,000 hectoliters.

In Russia, the market grew by almost +11%, while Sun Interbrew's domestic beer volumes grew by almost +20%. Global brands, up +66%, as well as the domestic premium brand, Sibirskaya Korona®, up +37.9%, achieved significantly faster growth.

In Ukraine, the market grew +14.3%, with Sun Interbrew growing +18.3%. The star performer for the fifth consecutive year was Chernigivske®, up by +33.5%. InBev ended the year in both countries with record market shares: 15.6% in Russia and 35.5% in Ukraine.

Organic EBITDA margin was down -140 basis points, due in part to malt and bottle shortages in Eastern Europe. It was also impacted by the increasing logistics costs InBev incurred, particularly in Russia, as a result of the long shipping distance of products.

North America
In the North American zone, InBev achieved excellent results. Organic volume growth of +3% resulted in organic EBITDA growth of +17.4%.

The levers of this performance were volume growth in the U.S., price/mix gains across the board, and improvements in our cost base. The additional reduction of the workforce in Canada by some 6% in December 2004 will lead to a further enhanced effectiveness this year.



The Canadian market grew +1.3%, primarily due to growth in the premium and value segments. The termination of the license contract with Carlsberg led to stable volume and slightly lower total market share.

InBev USA's depletions increased by +4.4% and its imports rose by +4.2%. Stella Artois® was up by +50%; other Belgian brands were up by +43%. Beck's® was up +5.2% and Bass® was down only -5.7% versus -14.2% in 2003. The Mexican brands were up +10% and the Canadian family of brands was down -2.5%.

EBITDA margin rose organically by +230 basis points in North America.

Central and South America
In Brazil, AmBev increased its share of the beer market from a dip of 62.5% in November 2003 to 68.1% at the end of December 2004.

The excellent achievements of AmBev in 2004 are best expressed by the fact that the EBITDA margin of the domestic beer business grew by +110 basis points to 42%, despite 55 million euro incremental commercial spend. The EBITDA margin of carbonated soft drinks increased to 29.3%, due to the combination of the improved integration of beer and soft drink sales and distribution, as well as pricing and cost reduction.

Other countries in Central and South America which delivered above expectations were Venezuela, Paraguay and Bolivia.

Asia Pacific
The total volume of the business in Asia Pacific more than doubled last year after acquisitions in China. Due to the lower average sales prices, the financial impact of these acquisitions was modest. Organic growth achieved in this zone came mainly from operations in China.

After the sizeable volumes we acquired in 2004, total capacity in China amounts now to 30 million hectoliters. The growth of the newly acquired business exceeded expectations, and the existing business in China achieved mix improvement, leading to organic growth in net turnover.

In South Korea, the volume growth of Cass® (+6.5%) did not compensate for the decline of OB® (-11.7%). InBev's total share decreased by 1.3% to 41%. The price increase of +7.9% on Q Pack® in May led to an overall mix improvement.

Notwithstanding the shortages and resulting price increases of malt, organic EBITDA margin improvement in Asia Pacific was +100 basis points.

InBev

Segment information

	2003	Organic Growth	Acquisitions/ Divestitures	Currency Translation	2004
Volumes (million hectoliters)					
Western Europe	40.2	-0.9	N/A	N/A	39.3
Central & Eastern Europe	28.4	3.5	2.4	N/A	34.3
North America	16.8	0.5	-0.3	N/A	17.0
Central & South America	N/A	N/A	38.7	N/A	38.7
Asia Pacific	10.3	0.1	11.8	N/A	22.2
Export & Holdings	2.2	N/A	N/A	N/A	2.2
Worldwide	**97.9**	**3.2**	**52.6**	N/A	**153.7**
Million euro					
Net Turnover					
Western Europe	3,523	-2	-73	16	3,464
Central & Eastern Europe	1,022	194	76	-39	1,253
North America	1,849	115	-24	-88	1,852
Central & South America	N/A	N/A	1,205	N/A	1,205
Asia Pacific	496	-2	179	-31	642
Export & Holdings	154	-2	N/A	N/A	152
Worldwide	**7,044**	**303**	**1,363**	**-142**	**8,568**
EBITDA (normalized)(1)					
Western Europe	685	2	-6	3	684
Central & Eastern Europe	232	27	19	-9	269
North America	387	68	-12	-17	426
Central & South America	N/A	N/A	476	N/A	476
Asia Pacific	145	4	23	-10	162
Export & Holdings	49	32	14	N/A	95
Worldwide	**1,498**	**133**	**514**	**-33**	**2,112**
EBIT (normalized)(1)					
Western Europe	334	-12	5	2	329
Central & Eastern Europe	113	9	7	-5	124
North America	272	68	-25	-14	301
Central & South America	N/A	N/A	375	N/A	375
Asia Pacific	76	2	-28	-5	45
Export & Holdings	44	29	4	N/A	77
Worldwide	**839**	**96**	**338**	**-22**	**1,251**

(1) "Normalized" means results before one-off items which are listed on page 2. The impact of one-offs on 2004 EBITDA and EBIT was, respectively, +213 million euro and +59 million euro.



Financials

Net financing costs were up +29%, based on 2004 figures before non-recurring net income of 213 million euro on EBITDA and 59 million euro on EBIT. This was mainly due to higher average interest rates paid, as well as 840 million euro additional financial debt. The cash interest cover of 7.5 times illustrates a healthy financial position.

Shareholders' Agenda

Presentation for Analysts and live webcast: 9:00 a.m. (CET) at InBev's Corporate Headquarters, Brouwerijplein 1, Leuven, Belgium. Presentation will also be available on www.InBev.com.

Press Conference: 11:00 a.m. (CET) at InBev's Corporate Headquarters, Brouwerijplein 1, Leuven, Belgium

Annual Report 2004
The full Annual Report 2004 will be available on www.InBev.com as of March 30, 2005. Printed copies of the Annual Report will be available as of April 11, 2005.

Financial calendar

- General Shareholders Meeting: April 26, 2005
- Payment of proposed dividend: April 27, 2005
- Pre-closed Period Statement: July 14, 2005
- Half-year results: September 8, 2005
- Nine-month trading update: November 3, 2005
- 2005 results: March 1, 2006

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Skol®—the third-largest selling beer brand in the world—Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized a net turnover of 8.57 billion euro (including four months of AmBev). For further information visit www.inbev.com.

Contact information

Marianne Amssoms,
Corporate Media Relations Director
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Patrick Verelst
VP Investor Relations
Tel: +32-16-27-65-41
Fax: +32-16-50-65-41
E-mail: patrick.verelst@inbev.com

InBev

Audited consolidated income statement

For the year ended 31 December Million euro (except per share figures)	2004	2003
Net turnover	**8,568**	**7,044**
Cost of sales	(3,996)	(3,385)
Gross Profit	**4,572**	**3,659**
Distribution expenses	(953)	(778)
Sales and marketing expenses	(1,544)	(1,377)
Administrative expenses	(728)	(615)
Other operating income/expenses	(96)	(50)
Profit from operations, before non-recurring items	**1,251**	**839**
Non-recurring items	59	-
Profit from operations	**1,310**	**839**
Net financing costs	(172)	(131)
Income from associates	23	35
Profit before tax	**1,161**	**743**
Income tax expense	(263)	(185)
Profit after tax	**898**	**558**
Minority interests	(179)	(53)
Net profit	**719**	**505**
Weighted average number of ordinary shares (million shares)	480	432
Fully diluted weighted average number of ordinary shares (million shares)	483	434
Year-end number of ordinary shares (million shares)	576	432
Basic earnings per share (euro)	1.50	1.17
Diluted earnings per share (euro)	1.49	1.16
Earnings per share before goodwill and non-recurring items (euro)	1.69	1.45
Diluted earnings per share before goodwill and non-recurring items (euro)	1.68	1.44
Earnings per share before goodwill (euro)	1.95	1.45

Audited consolidated statement of recognized gains and losses

For the year ended 31 December Million euro	2004	2003
Foreign exchange translation differences	(106)	(342)
Cash flow hedges:		
Effective portion of changes in fair value	(18)	10
Transferred to the income statement	4	(8)
Net result recognized directly in equity	**(120)**	**(340)**
Net profit	719	505
Total recognized gains	**599**	**165**



Audited consolidated balance sheet

As at 31 December Million euro	2004	2003
ASSETS		
Non-current assets		
Property, plant and equipment	5,298	3,342
Goodwill	7,459	3,744
Intangible assets other than goodwill	246	228
Interest-bearing loans granted	49	9
Investments in associates	6	443
Investment securities	274	247
Deferred tax assets	743	169
Employee benefits	39	31
Trade and other receivables	550	324
	14,664	**8,537**
Current assets		
Interest-bearing loans granted	11	2
Investment securities	2	-
Inventories	847	460
Income tax receivable	119	30
Trade and other receivables	1,977	1,509
Cash and cash equivalents	976	445
	3,932	**2,446**
Total assets	**18,596**	**10,983**
EQUITY AND LIABILITIES		
Capital and reserves		
Issued capital	444	333
Share premium	6,471	3,215
Reserves	(353)	(232)
Retained earnings	1,968	1,404
	8,530	**4,720**
Minority interests	**412**	**410**
Non-current liabilities		
Interest-bearing loans and borrowings	2,217	2,200
Employee benefits	371	300
Trade and other payables	401	40
Provisions	502	200
Deferred tax liabilities	314	251
	3,805	**2,991**
Current liabilities		
Bank overdrafts	100	85
Interest-bearing loans and borrowings	2,074	612
Income tax payables	310	122
Trade and other payables	3,284	1,956
Provisions	81	87
	5,849	**2,862**
Total liabilities	**18,596**	**10,983**

!nBev

Audited consolidated cash flow statement

For the year ended 31 December

Million euro	2004	2003
OPERATING ACTIVITIES		
Net profit	719	505
Depreciation	621	504
Amortization and impairment of goodwill	216	120
Amortization of intangible assets	49	37
Impairment losses (other than goodwill)	135	(1)
Write-offs on non-current and current assets	3	1
Unrealized foreign exchange losses/(gains)	(25)	26
Net interest (income)/expense	196	107
Net investment (income)/expense	(39)	(5)
Loss/(gain) on sale of investment in associates	(488)	-
Loss/(gain) on sale of plant and equipment	(31)	(19)
Loss/(gain) on sale of intangible assets	3	-
Income tax expense	263	185
Income from associates	(23)	(35)
Minority interests	179	53
Profit from operations before changes in working capital and provisions	**1,778**	**1,478**
Decrease/(increase) in trade and other receivables	(194)	-
Decrease/(increase) in inventories	(63)	(25)
Increase/(decrease) in trade and other payables	329	-
Increase/(decrease) in provisions	(60)	(96)
Cash generated from operations	**1,790**	**1,357**
Interest paid	(252)	(139)
Interest received	75	33
Dividends received	8	58
Income tax (paid)/received	(237)	(158)
CASH FLOW FROM OPERATING ACTIVITIES	**1,384**	**1,151**
INVESTING ACTIVITIES		
Proceeds from sale of property, plant and equipment	135	83
Proceeds from sale of intangible assets	-	3
Proceeds from sale of investments	1,155	100
Repayments of loans granted	3	7
Sale of subsidiaries, net of cash disposed of	7	-
Acquisition of subsidiaries, net of cash acquired	(899)	(383)
Acquisition of property, plant and equipment	(812)	(544)
Acquisition of intangible assets	(48)	(137)
Acquisition of other investments	(12)	(62)
Payments of loans granted	(32)	(6)
CASH FLOW FROM INVESTING ACTIVITIES	**(503)**	**(939)**
FINANCING ACTIVITIES		
Proceeds from the issue of share capital	29	7
Purchase of own shares of an affiliate	(74)	-
Reimbursement of capital	(6)	-
Proceeds from borrowings	4,941	6,228
Repayment of borrowings	(5,015)	(5,985)
Payment of finance lease liabilities	(7)	(9)
Dividends paid	(229)	(168)
CASH FLOW FROM FINANCING ACTIVITIES	**(361)**	**73**
Net increase/(decrease) in cash and cash equivalents	**520**	**285**
Cash and cash equivalents less bank overdrafts at beginning of year	360	93
Effect of exchange rate fluctuations	(4)	(18)
Cash and cash equivalents less bank overdrafts at end of year	**876**	**360**